FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of

Securities Exchange Act of 1934

For the month of April 2017

SANTANDER UK PLC

(Translation of registrant’s name into English)

2 Triton Square, Regent’s

Place, London NW1 3AN, England

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐            No  ☒

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SANTANDER UK PLC

Dated: 28 April 2017	By	/s/ Andrew Honey
(Authorised Signatory)

Supplementary consolidated information for Santander UK plc and its controlled entities

Santander UK plc is the principal subsidiary of Santander UK Group Holdings plc. The summarised consolidated income statement, summary of segmental balance sheet assets and liabilities and summarised consolidated capital for Santander UK plc and its controlled entities are shown below.

The information in this Appendix is unaudited and does not constitute statutory accounts within the meaning of section 434 of the Companies Act 2006 or interim financial statements in accordance with International Accounting Standard 34 ‘Interim Financial Reporting’. The information in this Appendix has been prepared in accordance with Santander UK plc’s accounting policies described in its 2016 Annual Report, except for the presentation of fair value changes relating to own credit on liabilities designated at fair value through profit or loss. 1

Summarised consolidated income statement	Q117 £m	Q116 £m
Net interest income	940	885
Non-interest income [2]	265	270

Total operating income	1,205	1,155

Operating expenses before impairment losses, provisions and charges	(607)	(598)

Impairment losses on loans and advances	(13)	(13)
Provisions for other liabilities and charges	(60)	(11)

Total operating impairment losses, provisions and charges	(73)	(24)

Profit before tax	525	533
Tax on profit	(154)	(154)

Profit after tax for the period	371	379

Summary of segmental balance sheet assets and liabilities	31.03.17 £bn	31.12.16 £bn
Customer loans
Retail Banking	167.8	168.6
Commercial Banking	19.6	19.4
Global Corporate Banking	6.6	5.7
Corporate Centre	6.2	6.5

Total customer loans	200.2	200.2
Other assets	100.6	102.9

Total assets	300.8	303.1

Customer deposits
Retail Banking	149.4	148.1
Commercial Banking	17.6	17.2
Global Corporate Banking	3.5	4.1
Corporate Centre	3.3	3.0

Total customer deposits	173.8	172.4
Medium Term Funding [3]	42.8	46.1
Other liabilities	67.8	68.5

Total liabilities	284.4	287.0

Shareholders’ equity [1]	16.2	15.9
Non-controlling interests	0.2	0.2

Total liabilities and equity	300.8	303.1

Summarised consolidated capital	31.03.17 £bn	31.12.16 £bn
Capital – CRD IV
Total qualifying regulatory capital	16.4	16.2
Risk-weighted assets (RWAs)	88.0	87.6
Total capital ratio	18.7%	18.5%

1.	We have elected to early apply the IFRS 9 requirement for the presentation of gains and losses on financial liabilities relating to own credit in other comprehensive income from 1 January 2017. The cumulative own credit adjustment component of the cumulative fair value adjustment on financial liabilities designated at fair value through profit or loss has been included in opening retained earnings. Comparatives have not been restated. We have not adopted the other requirements in IFRS 9.
2.	Comprised of ‘Net fee and commission income’ and ‘Net trading and other income’.
3.	Medium Term Funding includes downstreamed funding, in the form of loans that rank pari passu with existing senior unsecured liabilities, from Santander UK Group Holdings plc.

Disclaimer

Santander UK plc (Santander UK) and Banco Santander both caution that this announcement may contain forward-looking statements. Such forward-looking statements are found in various places throughout this announcement. Words such as “believes”, “anticipates”, “expects”, “intends”, “aims” and “plans” and other similar expressions are intended to identify forward-looking statements, but they are not the exclusive means of identifying such statements. Forward-looking statements include, without limitation, statements concerning our future business development and economic performance. These forward-looking statements are based on management’s current expectations, estimates and projections and both Santander UK and Banco Santander caution that these statements are not guarantees of future performance. We also caution readers that a number of important factors could cause actual results to differ materially from the plans, objectives, expectations, estimates and intentions expressed in such forward-looking statements. We have identified certain of these factors in the forward looking statements on page 272 of the Santander UK plc 2016 Annual Report. Investors and others should carefully consider the foregoing factors and other uncertainties and events. Undue reliance should not be placed on forward-looking statements when making decisions with respect to Santander UK, Banco Santander and/or their securities. Such forward-looking statements speak only as of the date on which they are made, and we do not undertake any obligation to update or revise any of them, whether as a result of new information, future events or otherwise. Statements as to historical performance, historical share price or financial accretion are not intended to mean that future performance, future share price or future earnings for any period will necessarily match or exceed those of any prior quarter.

Santander UK is a frequent issuer in the debt capital markets and regularly meets with investors via formal roadshows and other ad hoc meetings. In line with Santander UK’s usual practice, over the coming quarter it expects to meet with investors globally to discuss this Quarterly Management Statement, the results contained herein and other matters relating to Santander UK.